June 7, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEC Comment Letter dated May 24, 2018

Revolution Lighting Technologies, Inc.

Form 10-K for the Year Ended December 31, 2017

File No. 000-23590

Dear Ms. Etheredge and Mr. Pacho,

Set forth below is the response of Revolution Lighting Technologies, Inc. (the “Company”, “we”, “us”, or “our”) to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated May 24, 2018.

For reference purposes, the Staff’s comments in the Comment Letter are reproduced in bold and the corresponding responses of the Company are shown below the comment.

Notes to Consolidated Financial Statements - 6. Goodwill, page 41

1.	Addressing paragraphs 33 to 46 of ASC 350-20-35, please explain to us how you concluded that you only have one reporting unit for goodwill impairment purposes. In this regard, we note that in your March 12, 2018 earnings call, you discuss having four operating units after your recent restructuring efforts. Your Form 10-K does not define your operating units as of December 31, 2017 and it is unclear how you determined that the four reporting units should be aggregated into a single reporting unit for goodwill impairment purposes.

ASC 350 requires an entity to perform an annual impairment test. The impairment test must be performed at the same time each year. ASC 350-20-35-1 states Goodwill shall not be amortized. Instead, goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. A reporting unit is defined in ASC 350-20-20 as follows: Reporting unit is defined as the level of reporting at which goodwill is tested for impairment. A reporting unit is an operating segment or one level below an operating segment (also known as a component).

A component of an operating segment must meet all of the following criteria to be considered a reporting unit:

•	It constitutes a business;

•	Its discrete financial information is available; and

•	Segment management regularly reviews its results.

Our divisions meet the criteria to be considered reporting units as they each constitute a business and they have discrete financial information. Additionally, results are reviewed by the CEO, the Company’s segment manager. The segment manager generally reviews the business activity in the aggregate except for sales activity, which is at the divisional level. As such, decisions regarding resource allocation are generally based on revenue data by the segment manager.

The next analysis is the determination if reporting units should be aggregated. ASC 350-20-35-35 states “However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.” ASC 280-10-50-11 notes the components of an operating segment should be aggregated into a single reporting unit if they have similar economic characteristics such as long-term gross margins, as well as an evaluation of the following areas:

•	Nature of the products and services and production processes;

•	Type or class of customer for products and services;

•	Product distribution and service provision methods;

•	Nature of regulatory environment;

•	Manner and nature of business operations;

•	The extent components share assets and other resources; and

•	Whether components support and benefit from R&D.

Unlike the criteria for determining operating segments and reportable segments, however, if the components are economically similar, only a majority of the above items need to be met to aggregate the components into a single reporting unit.

All of the Company’s divisions are in the same line of business – Lighting Products and Solutions. Each division has business activities with revenue and expenses. However, as noted, all of the revenue is generated from similar activities and each division’s primary driver of revenue is the sale of LED lighting products and solutions. Overall the nature of the products and services; the production (product design and sourcing); type or class of customer; and the methods used to distribute products and services are similar. Also the gross margins attained by each respective division are all in the 30% range and the long-term prospects are that the 30% gross margins will be maintained.

The value of the merged company is in the sustainable revenue growth and efficiencies gained from the integration of the companies.

Overall, the Company’s public communications regarding operating results deal with the Company in total. There is no disaggregation of operating results at a division level.

Sales forces across the divisions sell similar products and work together to meet customer requirements, bringing together particular experiences with similar type customers (e.g., schools, hospitals, condominiums, apartment complexes, warehouse facilities, office buildings, etc).

The Company has one centralized marketing, communications and business development function serving all divisions. There is also centralized cash management, treasury, human resources, benefits, and payroll and risk management. Resources are shared where practical. Research and development and sourcing of products are centrally controlled, and activities benefit all divisions.

When determining our reporting units for the purposes of testing goodwill for impairment, we considered the criteria under ASC 350-20-35 paragraphs 33 through 38, as well as the relevant paragraphs of ASC 280. As a result of our analysis as detailed above, we determined that the reporting units had similar economic characteristics, and therefore, should be aggregated.

2.	We note that you elected to early adopt ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” Please explain to us how you determined the $10.7 million goodwill impairment charge that you recorded in the quarter ended December 31, 2017. In this regard, we note your disclosure in the Form 8-K dated December 27, 2017 that you will record approximately a $50-$55 million goodwill impairment charge. Explain to us in detail the reason for the significant difference in your calculation of the goodwill impairment charge.

We noted under Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the year ended December 31, 2017, that we experienced poor performance of our common stock, which lead management to believe that a triggering event had occurred. As such, an updated goodwill impairment test was performed. The result of the impairment test indicated that the carrying value of goodwill was above the implied fair value. In accordance with ASC 350, goodwill with a carrying value of $72.2 million was reduced to its implied fair value of $61.5 million, a reduction of $10.7 million. The reduction of $10.7 million was determined using the total shares outstanding of 21,352,383 on December 31, 2017 at an average share price for the last week of the year of $3.23 plus a 10% control premium, for a fair market value of $3.55 per share. This resulted in an adjusted fair market value of $75.8 million compared to the Company’s net equity (before adjustment) at December 31, 2017 of $86.5 million, and therefore required an adjustment of $10.7 million to the Company’s goodwill.

Our estimate of a $50-$55 million impairment charge included an estimate for both intangible asset impairment and goodwill impairment. The intangible asset impairment recorded, as discussed in Note 7 of Notes to Consolidated Financial Statements, totaled $10.5 million. The significant difference between our preliminary estimate of $50-$55 million and the aggregate recorded amount of $21.2 for goodwill and intangible asset impairment primarily related to our assessment of the effect that our press release would have on our stock price. In this regard, it was our belief that the disclosure of the restructuring, goodwill and intangible impairments and a significant reduction with respect to our revenue guidance for the fourth quarter and full year would have a much larger negative impact on our stock price subsequent to the December 27, 2017 press release and 8-K filing.

Please telephone the undersigned at (203) 504-1104 with any questions or comments concerning this filing.

Very truly yours,

/s/ James A. DePalma

James A. DePalma

Chief Financial Officer